Exhibit 17.1

April 8, 2010

Format, Inc.
3553 Camino Mira Costa, Suite E
San Clemente, CA 92672

Attn: Board of Directors

I, Robert Summers, hereby tender and submit my resignation as a director of Format, Inc., a Nevada corporation (“Company”); such resignation to be effective on this 8th day of April 2010. Such resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

Sincerely,

/s/ Robert Summers
Robert Summers